

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Michael Balkin
Chief Executive Officer
Foresight Acquisition Corp.
233 Michigan Avenue
Chicago, Illinois

> **Re: Foresight Acquisition Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 29, 2021**
> **File No. 001-40033**

Dear Mr. Balkin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Laurie L. Green, Esq.